# SEC Schedule 13D/A (Amendment No. 22) — Beneficial ownership report by holders of more than 5% of a class

Issuer: POWER SOLUTIONS INTERNATIONAL, INC., CIK 0001137091
CUSIP: 73933G202
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 201 Mittel Drive, Wood Dale, Illinois (IL), 60191
Date of event which requires filing of this statement: 09/18/2025
Amends the filing with accession number 0001641172-25-022637
Filed by CIK 0001517040
Persons authorized to receive notices and communications: Gary S. Winemaster, 2140 Kingfish Road, Naples, Florida (FL), 34102, (630) 350-9400

## Reporting persons
- Gary S. Winemaster (CIK 0001517040): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,454,578; shared voting power 681; sole dispositive power 1,454,578; shared dispositive power 681; aggregate amount beneficially owned 1,455,259 (6.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: POWER SOLUTIONS INTERNATIONAL, INC.
Address of issuer's principal executive offices: 201 Mittel Drive, Wood Dale, Illinois (IL), 60191

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of this Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover pages is incorporated herein by reference.

The Reporting Person may be deemed to beneficially own 1,455,259 shares of Common Stock, representing 6.3% of the Common Stock outstanding based upon 23,029,846 shares of the Issuer's Common Stock outstanding as of July 31, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 8, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of this Schedule 13D is hereby amended and restated in its entirety as follows:

Number of shares the Reporting Person has:

Sole power to vote or direct the vote: 1,454,578
Shared power to vote: 681

Sole power to dispose or direct the disposition of: 1,454,578

Shared power to dispose or direct the disposition of: 681
Transactions in the class effected during the past sixty days:
Since the most recent filing on Schedule 13D, the Reporting Person has not engaged in any transactions in the Issuer's Common Stock other than the following, each of which involved a series of open market transactions on the Nasdaq stock market:

-- On August 7, 2025, the Reporting Person sold 2,594 shares of Common Stock at a weighted average price of $91.683 per share.
-- On August 8, 2025, the Reporting Person sold 203,938 shares of Common Stock at a weighted average price of $107.7395 per share.
-- On August 11, 2025, the Reporting Person sold 12,605 shares of Common Stock at a weighted average price of $104.2741 per share.
-- On September 18, 2025, the Reporting Person sold 112,915 shares of Common Stock at a weighted average price of $105.8548 per share.
-- On September 19, 2025, the Reporting Person sold 143,352 shares of Common Stock at a weighted average price of $109.4043 per share.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Gary S. Winemaster: /s/ Gary S. Winemaster, Gary S. Winemaster (09/22/2025)